Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130, Montreal QC H3B 2C6, CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS
2006 FIRST QUARTER RESULTS

MONTREAL, May 5, 2006 - Richmont Mines announces total revenues of $8,252,787 for the first quarter of 2006, compared with $7,364,652 in 2005. In total, 12,108 ounces of gold were sold at an average price of US$562 ($646) and yielded revenues of $7,823,186. These sales include 8,362 ounces from the Beaufor Mine and 3,746 ounces from the East Amphi Mine, which began commercial production on February 1st, 2006. During the first quarter of 2005 12,440 ounces of gold were sold at an average price of US$434 ($526) and thus yielded revenues of $6,541,133. Other revenues totalled $429,601 in 2006, compared with $823,519 for the same period in 2005.

Due to the increase in production costs at the Beaufor Mine which is attributable to the decline in production during the first quarter 2006, which totalled 8,362 compared with 12,133 for the same period in 2005, the net loss was $1,465,085, or $0.07 per share.

Beaufor Mine

In the first quarter of 2006, 45,383 tonnes of ore at an average recovered grade of 5.73 g/t were processed, yielding 8,362 ounces of gold, which were sold at an average price of US$562. In 2005, 58,845 tonnes of ore at an average recovered grade of 6.41 g/t were processed, yielding 12,133 ounces of gold, which were sold at an average price of US$434.

Unlike the mining sequence usually used at the mine, in which two long-hole stopes are operated simultaneously, the tonnes mined in January 2006 came from a single stope. The production work done on the primary stope had to be suspended because of the discovery of an additional gold-bearing structure, for which additionnal development was needed. Despite the delay in the production schedule, this stope will yield about 40% more tonnes of ore in the coming months, compared with those that had been forecasted initially. This situation, coupled with lower grades, is primarily responsible for the increase in the production cash cost per ounce, which rose from US$334 in 2005 to US$600 in 2006.

Even though the results for the first quarter were lower than expectations for the Beaufor Mine, the amount of developed ore rose from 20,000 tonnes as at December 31, 2005, to approximately 60,000 tonnes as at March 31, 2006. Mine planning shows a major improvement of the situation during the second quarter, and the Company anticipates a significant decline in direct operating costs during the second half of the year.

At the Beaufor Mine, operating expenses totalled $5,717,883, compared with $4,835,223 for the same period in the previous year. The cost per tonne mined, which rose from $83 in the first quarter of 2005 to $127 for the same quarter in 2006, is due primarily to the decline in production resulting from the reduced availability of stopes at the Beaufor Mine.

East Amphi Mine

The East Amphi Mine has been in production since February 1, 2006. During the first quarter of 2006, 33,063 tonnes of ore at an average recovered grade of 3.52 g/t were processed, yielding 3,746 ounces of gold, which were sold at an average price of US$562. Operating expenses totalled $2,274,355 for a production cash cost of US$528, which met the expectations for the first two months of production.

During the first quarter of 2005, Richmont Mines continued its advanced exploration project and invested an amount of $3,281,061 to complete development and exploration work on this property.

Island Gold Project

For the first quarter of 2006, $4,313,296 was invested to pursue development at the Island Gold project. The ramp was extended by 156 metres and now reaches a vertical depth of 285 metres. In addition, 524 metres were excavated underground, notably for raises, crosscuts and drifts. Moreover, 5,180 metres of exploration drilling were completed at the Island zone, as well as 1,683 metres at the adjacent Goudreau Zone. A news release to update the results of exploration will be issued shortly.

During the first quarter of 2005, Richmont Mines invested the amount of $1,794,945 at Island Gold, which enabled the Company to launch its advanced exploration program.

Cash flow (used in) from operations, cash and cash equivalents

Cash flow (used in) from operations before net change in non-cash working capital and payment of asset retirement obligations required the use of $841,523 in funds for the first quarter of 2006, whereas receipts of $1,073,056 in funds were recorded in 2005. This difference is mainly due to the increase in operation costs at the Beaufor Mine for the first quarter of 2006.

As at March 31, 2006, the Company had cash and cash equivalents of $11,677,351, no long term debt and no hedging on gold and currency.

Outlook 2006

In 2006, Richmont Mines plans to increase its gold production to approximately 77,000 ounces and to surpass 100,000 ounces in 2007, compared with 37,000 ounces in 2005. The Beaufor and East Amphi mines are already in operation. The Island Gold advanced exploration project, for which the average grade of the resources is 11,64 g/t, should enter into production in the second half of the year.

With the planning and the work done at the Beaufor Mine over the past six months, the direct costs per ounce of gold should decline substantially during the second half of the year.

Following the recent rise in the price of gold beyond the US$600 level, a team of geologists is actively working to develop a major exploration program targeting certain of Richmont Mines'properties whose potential for discoveries is high, particularly the Francoeur, Wasamac and Fourax properties. The team is also working to continue analysing the results of the exploration program completed at the Valentine Lake property in 2005.

With its dynamic and experienced team, working capital of $18.0 million as at March 31, 2006, cash flow from operations during the course of the year, and the favourable conditions of the gold market, the Company is well positioned to benefit by this context and bring its projects to successful completion.

Martin Rivard
President and chief executive officer

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL DATA
	Three-month period
	ended March 31
	2006	2005

Results ($)
Revenues	8,252,787	7,364,652
Net earnings (loss)	(1,465,085)	100,547
Cash flow (used in) from operations before net change
in non-cash working capital	(841,523)	1,073,056

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.07)	0.01

Weighted average number of common shares outstanding	20,994,553	16,165,226

Average selling price of gold per ounce	US$562	US$434

	March 31, 2006	December 31, 2005

Financial position ($)
Total assets	54,968,566	54,226,497
Working capital	17,980,873	21,877,251
Long-term debt	-	-

PRODUCTION AND SALES DATA
		Three-month period ended March 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
East Amphi Mine	2006	3,510	3,746	US$528
	2005	-	-	-
Beaufor Mine	2006	8,319	8,362	US$600
	2005	13,589	12,133	US$334
Hammerdown Mine	2006	-	-	-
	2005	-	307	US$15
Total	2006	11,829	12,108	US$577
	2005	13,589	12,440	US$326

Average exchange rate used for the first quarter of 2005: US$1 = CAN$1.21
2006 estimated exchange rate: US$1 = CAN$1.15

For more information, please contact:

Julie Normandeau	Telephone: (514) 397-1410
Investor Relations	Fax: (514) 397-8620

Trading symbol: RIC	Listings: Toronto - Amex

Web Site: www.richmont-mines.com